UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Net Element, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

64112K106

(CUSIP Number)

Mike Zoi

1450 S. Miami Avenue

Miami, FL 33130

(305) 507-8808

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64112K106	Page 2 of 10

1)	Names of Reporting Persons Mike Zoi
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only

4)	Source of Funds (See Instructions) PF, OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 902,417,232 (1)
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 902,417,232 (1)
	10)	Shared Dispositive Power 0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 902,417,232 (1)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 90.7%(2)
14)	Type of Reporting Person (See Instructions) IN, HC
____________________________

(1) Represents: (a) 5,754 shares of common stock held directly by Mr. Zoi; (b) (i) 177,875,000 shares of common stock, (ii) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, (iii) 32,727,274 shares of common stock issuable upon conversion of outstanding convertible promissory notes, and (iv) 14,545,455 shares of common stock issuable upon conversion of warrants that are issuable upon conversion of an outstanding convertible promissory note, each held by Enerfund, LLC; (c) (i) 402,263,749 shares of common stock, and (ii) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, each held by TGR Capital, LLC; (d) 45,937,500 shares of common stock held by MZ Capital LLC (Delaware); and (e) 29,062,500 shares of common stock held by MZ Capital LLC (Florida).

(2) Calculated based on 747,674,446 shares of common stock outstanding as of February 21, 2012 plus 247,272,729 shares of common stock issuable upon exercise of warrants and upon conversion of convertible promissory notes beneficially owned by Mr. Zoi.

CUSIP No. 64112K106	Page 3 of 10

1)	Names of Reporting Persons Enerfund, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) WC, AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 827,411,478(3)
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 827,411,478 (3)
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 827,411,478 (3)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 83.2%(4)
14)	Type of Reporting Person (See Instructions) OO

_____________________________

(3) Represents: (a) (i) 177,875,000 shares of common stock, (ii) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, (iii) 32,727,274 shares of common stock issuable upon conversion of outstanding convertible promissory notes, and (iv) 14,545,455 shares of common stock issuable upon conversion of warrants that are issuable upon conversion of an outstanding convertible promissory note, each held directly by Enerfund, LLC; and (b) (i) 402,263,749 shares of common stock, and (ii) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, each held by TGR Capital, LLC.

(4) Calculated based on 747,674,446 shares of common stock outstanding as of February 21, 2012 plus 247,272,729 shares of common stock issuable upon exercise of warrants and upon conversion of convertible promissory notes beneficially owned by Enerfund, LLC.

CUSIP No. 64112K106	Page 4 of 10

1)	Names of Reporting Persons TGR Capital, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) WC, AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 502,263,749 (5)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 502,263,749 (5)
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 502,263,749 (5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 59.3%(6)
14)	Type of Reporting Person (See Instructions) OO

_______________________________

(5) Represents (a) 402,263,749 shares of common stock and (b) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants.

(6) Calculated based on 747,674,446 shares of common stock outstanding as of February 21, 2012 plus 100,000,000 shares of common stock issuable upon exercise of outstanding warrants beneficially owned by TGR Capital, LLC.

CUSIP No. 64112K106	Page 5 of 10

1)	Names of Reporting Persons MZ Capital LLC (Delaware)
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 45,937,500
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 45,937,500
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,937,500
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 6.1%(7)
14)	Type of Reporting Person (See Instructions) OO

_____________________________________

(7) Calculated based on 747,674,446 shares of common stock outstanding as of February 21, 2012.

CUSIP No. 64112K106	Page 6 of 10

1)	Names of Reporting Persons MZ Capital LLC (Florida)
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 29,062,500
	8)	Shared Voting Power 0
	9)	Sole Dispositive Power 29,062,500
	10)	Shared Dispositive Power 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,062,500
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 3.9%(8)
14)	Type of Reporting Person (See Instructions) OO

____________________________

(8) Calculated based on 747,674,446 shares of common stock outstanding as of February 21, 2012.

CUSIP No. 64112K106	Page 7 of 10

PRELIMINARY STATEMENT:

This Amendment No. 9 amends the Schedule 13D filed by Mike Zoi, Enerfund, LLC, TGR Capital, LLC, MZ Capital LLC (Delaware) and MZ Capital LLC (Florida) (collectively, the "Reporting Persons") with the Securities and Exchange Commission on March 24, 2009, as previously amended (as amended, the "Schedule 13D"), relating to the common stock, $0.001 par value per share, of Net Element, Inc., a Delaware corporation (the "Issuer"). The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2012, a copy of which is filed hereto as Exhibit No. 99.1.

Items 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 5. Interest in Securities of the Issuer

(a) As of February 21, 2012, Mike Zoi beneficially owned 902,417,232 shares of common stock of the Issuer, which represented 90.7% of the Issuer's outstanding common stock based on 747,674,446 shares of common stock outstanding as of February 21, 2012 plus 247,272,729 shares of common stock issuable upon exercise of warrants and upon conversion of convertible promissory notes beneficially owned by Mr. Zoi. Such beneficial ownership consists of: (i) 5,754 shares of common stock held directly by Mr. Zoi; (ii) (A) 177,875,000 shares of common stock, (B) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, (C) 32,727,274 shares of common stock issuable upon conversion of outstanding convertible promissory notes, and (D) 14,545,455 shares of common stock issuable upon conversion of warrants that are issuable upon conversion of an outstanding convertible promissory note, each held by Enerfund, LLC; (iii) (A) 402,263,749 shares of common stock, and (B) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, each held by TGR Capital, LLC; (iv) 45,937,500 shares of common stock held by MZ Capital LLC (Delaware); and (v) 29,062,500 shares of common stock held by MZ Capital LLC (Florida).

As of February 21, 2012, Enerfund, LLC beneficially owned 827,411,478 shares of common stock of the Issuer, which represented 83.2% of the Issuer's outstanding common stock based on 747,674,446 shares of common stock outstanding as of February 21, 2012 plus 247,272,729 shares of common stock issuable upon exercise of warrants and upon conversion of convertible promissory notes beneficially owned by Enerfund, LLC. Such beneficial ownership consists of (i) (A) 177,875,000 shares of common stock, (B) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, (C) 32,727,274 shares of common stock issuable upon conversion of outstanding convertible promissory notes, and (D) 14,545,455 shares of common stock issuable upon conversion of warrants that are issuable upon conversion of an outstanding convertible promissory note, each held directly by Enerfund, LLC; and (ii) (A) 402,263,749 shares of common stock, and (B) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, each held by TGR Capital, LLC.

As of February 21, 2012, TGR Capital, LLC beneficially owned 502,263,749 shares of common stock of the Issuer, which represented 59.3% of the Issuer's outstanding common stock based on 747,674,446 shares of common stock outstanding as of February 21, 2012 plus 100,000,000 shares of common stock issuable upon exercise of outstanding warrants beneficially owned by TGR Capital, LLC. Such beneficial ownership consists of (i) 402,263,749 shares of common stock and (ii) 100,000,000 shares of common stock issuable upon exercise of outstanding warrants, each held directly by TGR Capital, LLC.

CUSIP No. 64112K106	Page 8 of 10

As of February 21, 2012, MZ Capital LLC (Delaware) owned 45,937,500 shares of common stock of the Issuer, which represented 6.1% of the Issuer's outstanding common stock based on 747,674,446 shares of common stock outstanding as of February 21, 2012.

As of February 21, 2012, MZ Capital LLC (Florida) owned 29,062,500 shares of common stock of the Issuer, which represented 3.9% of the Issuer's outstanding common stock based on 747,674,446 shares of common stock outstanding as of February 21, 2012.

(b) Mike Zoi has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of common stock described in paragraph (a) above.

Enerfund, LLC has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of common stock beneficially owned by Enerfund, LLC as described in paragraph (a) above.

TGR Capital, LLC has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of common stock beneficially owned by TGR Capital, LLC as described in paragraph (a) above.

MZ Capital LLC (Delaware) has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of common stock owned by MZ Capital LLC (Delaware) as described in paragraph (a) above.

MZ Capital LLC (Florida) has the sole power to vote or direct the vote, and to dispose or direct the disposition of, all of the shares of common stock owned by MZ Capital LLC (Florida) as described in paragraph (a) above.

(c) On May 16, 2011, in connection with loans aggregating $2,000,000 to the Issuer by Enerfund, LLC, Enerfund, LLC entered into a three-year, unsecured convertible promissory note and loan agreement with the Issuer in the principal amount of $2,000,000. The annual interest rate under the note is 5.0% and outstanding principal and interest is due on or before April 27, 2014. The note may be pre-paid at any time without penalty. Outstanding principal under the note may be converted by Enerfund, LLC at any time into shares of common stock of the Issuer at a conversion price of $0.11 per share. The required repayment date of the outstanding principal under the note may be accelerated if an event of default occurs under the terms of the note, including in certain circumstances if the Issuer or its assets becomes the subject of certain voluntary or involuntary bankruptcy or insolvency proceedings or if the Issuer fails to timely pay principal and/or interest under the note and such failure continues for 60 calendar days.

On May 31, 2011, Enerfund, LLC transferred 21,125,000 shares of common stock of the Issuer to an unaffiliated third party as consideration for the repayment of $2,112,500 of then outstanding interest and principal owed by Enerfund, LLC under a loan agreement with that third party.

CUSIP No. 64112K106	Page 9 of 10

On October 24, 2011, in connection with loans aggregating $1,600,000 to the Issuer by Enerfund, LLC, Enerfund, LLC entered into a three-year, unsecured convertible promissory note and loan agreement with the Issuer in the principal amount of $1,600,000. The annual interest rate under the note is 5% and principal and interest is due on or before October 24, 2014. The note may be pre-paid at any time without penalty. Outstanding principal under the note may be converted by Enerfund, LLC at any time into shares of common stock of the Issuer at a conversion price of $0.11 per share. The required repayment date of the outstanding principal under the note may be accelerated if an event of default occurs under the terms of the note, including in certain circumstances if the Issuer or its assets becomes the subject of certain voluntary or involuntary bankruptcy or insolvency proceedings or if the Issuer fails to timely pay principal and/or interest under the note and such failure continues for 60 calendar days. Upon conversion of this note, the Issuer is required to issue to Enerfund, LLC a five-year warrant to purchase a number of shares of common stock of the Issuer equal to the number of shares issued upon such conversion with an exercise price of $0.11 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures contained under Item 5(c) above are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
(i)

Convertible Promissory Note and Loan Agreement dated May 16, 2011 between Enerfund, LLC and the Issuer, incorporated by reference to Exhibit 10.37 to the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2011

(j)

Convertible Promissory Note and Loan Agreement dated October 24, 2011 between Enerfund, LLC and the Issuer, incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 27, 2011

99.1	Joint Filing Agreement, dated February 14, 2012, by and among Mike Zoi, Enerfund, LLC, TGR Capital, LLC, MZ Capital LLC (Delaware) and MZ Capital LLC (Florida)

[Signatures are on the following page]

CUSIP No. 64112K106	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/21/2012	/s/ Mike Zoi
Date	Mike Zoi

ENERFUND, LLC

2/21/2012	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Managing Member

TGR CAPITAL, LLC

	By:	ENERFUND, LLC, its Managing Member

2/21/2012	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Managing Member

MZ CAPITAL LLC (Delaware)

2/21/2012	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Managing Member

MZ CAPITAL LLC (Florida)

2/21/2012	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Managing Member